Filed Pursuant to Rule 433

Registration No. 333-132497-01

July 23, 2006

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc.
Security:	6.724% Senior Notes due June 15, 2036
Size:	$250,000,000
Maturity Date:	June 15, 2036
Coupon:	6.724%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2006
Price to Public:	100%
Benchmark Treasury:	UST 5.375% due February 15, 2031
Benchmark Treasury Yield:	5.324%
Spread to Benchmark Treasury:	+ 140 bp
Yield to Maturity:	6.724%
Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points
Expected Settlement Date:	June 30, 2006
Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. and BBB by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc.
KeyBanc Capital Markets, a division of McDonald Investments, Inc.
Scotia Capital (USA) Inc.
Co-Managers:	J.P. Morgan Securities Inc.
UBS Investment Bank
Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or KeyBanc Capital Markets, a division of McDonald Investments, Inc. at 1-866-227-6479, or Scotia Capital (USA) Inc. at 1-212-225-5501.